Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 001-00267
On March 24, 2010, FirstEnergy Corp. and Allegheny Energy, Inc. established a new joint website containing publicly available information about their previously announced proposed merger. Attached are screen shots of this joint website, accessible at www.firstenergycorp.com/alleghenymerger.

Legal Disclaimer

Scroll down to the bottom of the page after reading the following legal disclaimer to access the FirstEnergy/Allegheny Energy Merger Web site.

FirstEnergy and Allegheny Energy are operating this common Web site for the convenience of their respective shareholders and others interested in the planned merger of the companies. The common operation of this site should not be viewed as an indication that the companies have combined operations in any way prior to the closing date, or an indication that either party is responsible for statements of the other.

Safe Harbor - FirstEnergy

This communication includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management's intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts.

Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the regulatory process on the pending matters in Ohio, Pennsylvania and New Jersey, business and regulatory impacts from American Transmission System, Incorporated's realignment into PJM Interconnection L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy's regulated utilities to collect transition and other charges or to recover increased transmission costs, operating and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the U.S. Court of Appeals' July 11, 2008 decision requiring revisions to the Clean Air Interstate Rules and the scope of any laws, rules or regulations that may ultimately take their place, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement FirstEnergy's Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, Met-Ed's and Penelec's transmission service charge filings with the PaPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy's nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy's financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy's access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the continuing decline of the national and regional economy and its impact on the company's major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, and the risks and other factors discussed from time to time in its SEC filings, and other similar factors.

With respect to the proposed merger, actual results may differ materially due to the risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. FirstEnergy expressly disclaims any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

Safe Harbor - Allegheny Energy

In addition to historical information, this presentation may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts. Additional forward-looking statements include, but are not limited to, statements with respect to rate regulation and the status of retail generation service supply competition in states served by Allegheny Energy's distribution business, Allegheny Power; financing plans; demand for energy and the cost and availability of raw materials, including coal; provider-of-last-resort and power supply contracts; results of litigation; results of operations; internal controls and procedures; capital expenditures; status and condition of plants and equipment; capacity purchase commitments; and regulatory matters.

Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. With respect to other forward-looking statements, factors that could cause actual results to differ materially include, among others, plant performance and unplanned outages; changes in the price of power and fuel for electric generation; general economic and business conditions; changes in access to capital markets and actions of rating agencies; complications or other factors that render it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis; environmental regulations; the results of regulatory proceedings, including proceedings related to rates; changes in industry capacity, development and other activities by Allegheny Energy's competitors; changes in the weather and other natural phenomena; changes in customer switching behavior and their resulting effects on existing and future load requirements; changes in the underlying inputs and assumptions, including market conditions used to estimate the fair values of commodity contracts; changes in laws and regulations applicable to Allegheny Energy, its markets or its activities; the loss of any significant customers or suppliers; dependence on other electric transmission and gas transportation systems and their constraints or availability; inflationary and interest rate trends changes in market rules, including changes to PJM participant rules and tariffs; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies and accounting issues facing our organization; and the continuing effects of global instability, terrorism and war. Additional risks and uncertainties are identified and discussed in Allegheny Energy's reports filed with the SEC. These forward-looking statements speak only as of the date of this document. Allegheny Energy undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of FirstEnergy and Allegheny Energy that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. **FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website(www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

Participants in the Merger Solicitation

FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy's executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009 and in its Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and in its Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy's executive officers and directors and Allegheny Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.

Access FirstEnergy/Allegheny Energy Merger Web site

FirstEnergy Allegheny Energy

E-mail Alerts

To receive news and information pertaining to the FirstEnergy/Allegheny Energy proposed transaction announced February 11, 2010, please send an e-mail to: mergerinformation@firstenergycorp.com.

Investor Materials

02/11/2010
FirstEnergy/Allegheny Energy Merger Announcement Webcast

02/11/2010
Investor Presentation Materials

view all>

Regulatory Filings

03/23/2010
SEC S-4 Registration Statement

view all>

Press Releases

03/24/2010
FirstEnergy and Allegheny Energy Announce Filing of Form S-4 with the SEC

02/11/2010
FirstEnergy and Allegheny Energy to Combine in $8.5 Billion Stock-for-Stock Transaction

view all>

Merger Facts

02/11/2010
Facts At A Glance *(pdf)*

02/11/2010
Combined FirstEnergy-Allegheny Energy Service Area and Power Plants *(pdf)*

view all>

Welcome

Legal Disclaimer

FirstEnergy and Allegheny Energy are operating this common Web site for the convenience of their respective shareholders and others interested in the planned merger of the companies. The common operation of this site should not be viewed as an indication that the companies have combined operations in any way prior to the closing date, or an indication that either party is responsible for statements of the other.

Safe Harbor - FirstEnergy

This communication includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management's intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts.

Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the regulatory process on the pending matters in Ohio, Pennsylvania and New Jersey, business and regulatory impacts from American Transmission System, Incorporated's realignment into PJM Interconnection L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy's regulated utilities to collect transition and other charges or to recover increased transmission costs, operating and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the U.S. Court of Appeals' July 11, 2008 decision requiring revisions to the Clean Air Interstate Rules and the scope of any laws, rules or regulations that may ultimately take their place, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement FirstEnergy's Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, Met-Ed's and Penelec's transmission service charge filings with the PaPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy's nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy's financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy's access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the continuing decline of the national and regional economy and its impact on the company's major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, and the risks and other factors discussed from time to time in its SEC filings, and other similar factors.

With respect to the proposed merger, actual results may differ materially due to the risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. FirstEnergy expressly disclaims any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

Safe Harbor - Allegheny Energy

In addition to historical information, this presentation may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts. Additional forward-looking statements include, but are not limited to, statements with respect to rate regulation and the status of retail generation service supply competition in states served by Allegheny Energy's distribution business, Allegheny Power; financing plans; demand for energy and the cost and availability of raw materials, including coal; provider-of-last-resort and power supply contracts; results of litigation; results of operations; internal controls and procedures; capital expenditures; status and condition of plants and equipment; capacity purchase commitments; and regulatory matters.

Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. With respect to other forward-looking statements, factors that could cause actual results to differ materially include, among others, plant performance and unplanned outages; changes in the price of power and fuel for electric generation; general economic and business conditions; changes in access to capital markets and actions of rating agencies; complications or other factors that render it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis; environmental regulations; the results of regulatory proceedings, including proceedings related to rates; changes in industry capacity, development and other activities by Allegheny Energy's competitors; changes in the weather and other natural phenomena; changes in customer switching behavior and their resulting effects on existing and future load requirements; changes in the underlying inputs and assumptions, including market conditions used to estimate the fair values of commodity contracts; changes in laws and regulations applicable to Allegheny Energy, its markets or its activities; the loss of any significant customers or suppliers; dependence on other electric transmission and gas transportation systems and their constraints or availability; inflationary and interest rate trends changes in market rules, including changes to PJM participant rules and tariffs; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies and accounting issues facing our organization; and the continuing effects of global instability, terrorism and war. Additional risks and uncertainties are identified and discussed in Allegheny Energy's reports filed with the SEC. These forward-looking statements speak only as of the date of this document. Allegheny Energy undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of FirstEnergy and Allegheny Energy that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. **FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website(www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

Participants in the Merger Solicitation

FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy's executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009 and in its Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and in its Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy's executive officers and directors and Allegheny Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.

(03/24/2010)

Investor Materials

02/11/2010
FirstEnergy/Allegheny Energy Merger Announcement Webcast

02/11/2010
Investor Presentation Materials

HOME
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> Investor Materials
> Regulatory Filings
> Press Releases
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Back to Merger Information

Regulatory Filings

03/23/2010
SEC S-4 Registration Statement

HOME
> Legal Disclaimer
> Investor Materials
> Regulatory Filings
> Press Releases
> Merger Facts
> Contacts

Back to Merger Information

Press Releases

3/24/2010
FirstEnergy and Allegheny Energy Announce Filing of Form S-4 with the SEC

02/11/2010
FirstEnergy and Allegheny Energy to Combine in $8.5 Billion Stock-for-Stock Transaction

HOME
> Legal Disclaimer
> Investor Materials
> Regulatory Filings
> Press Releases
> Merger Facts
> Contacts

Back to Merger Information

Merger Facts

02/11/2010
Facts At A Glance *(pdf)*

02/11/2010
Combined FirstEnergy-Allegheny Energy Service Area and Power Plants *(pdf)*

Contacts

FirstEnergy
76 South Main Street
Akron, OH 44308

Analysts & Institutional Investors

Ronald E. Seeholzer
Vice President
Investor Relations
(330) 384-5415
e-mail

Retail Shareholders

Shareholder Services
(330) 736-3402

Media

Ellen Raines
Director, External Communications
(330) 384-5808
e-mail

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601

Analysts & Institutional Investors

Max Kuniansky
Executive Director
Investor Relations & Corporate Communications
(724) 838-6895
e-mail

Retail Shareholders

Shareholder Services
(724) 838-6196
e-mail

Media

David Neurohr
Director, External Communications
(724) 838-6020
e-mail

(03/23/2010)